

April 18, 2014

<u>Via E-mail</u>
Jeffrey H. Foster
Executive Vice President and
Chief Financial Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, Northwest, Suite 900
Washington, D.C. 20005

  **Re: DuPont Fabros Technology, Inc.
    Form 10-K for the fiscal year ended December 31, 2013
    Filed February 12, 2014
    File No. 001-33748**

    **DuPont Fabros Technology, L.P.
    Form 10-K for the fiscal year ended December 31, 2013
    Filed February 12, 2014
    File No. 333-165465-17**

Dear Mr. Foster:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you lease the space and power of your facilities to customers under long-term triple-net leases and your disclosure on page 39 that you consider credit quality when negotiating your leases. In future Exchange Act periodic reports, please describe whether and how, if applicable, you monitor tenant credit quality.

Leasing, page 38

2.   In future annual reports where you will have a material portion of your leases expiring in the upcoming year, please compare market rents to your expiring rents.

3.   We note your disclosure of leasing costs on page 69. Please tell us if you would be able to provide a breakdown of your leasing costs, including any commissions and concessions, between new and renewed leases.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 39

4.   Please tell us if management evaluates the period to period changes in your same store/property performance. If so, please discuss such evaluation and clearly define the same store pool in future Exchange Act reports, as applicable. In addition, within your discussion of the same store performance, please also include disclosure regarding the relative impact of occupancy and base rent and/or management fee changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Jim Armstrong (Via E-mail)